           As filed with the Securities and Exchange Commission on June 30, 1999
                                                   SEC File No.: 000-26479
--------------------------------------------------------------------------------


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                or 12 (g) of the Securities Exchange Act of 1934

                              WOLFPACK CORPORATION

                (Name of Small Business Issuer in Its Charter)


                           Delaware                       56-2086188
             ----------------------------------       ------------------
               (State of Other Jurisdiction of         (I.R.S. Employer
               Incorporation or Organization)         Identification No.)

                      17 Glenwood Avenue,
                    Raleigh, North Carolina                  27603
             ----------------------------------       ------------------
          (Address of Principal Executive Offices)        (Zip Code)


                                (919) 831-1351
         -------------------------------------------------------------
             (Registrant's Telephone Number, Including Area Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

               Title of Each Class            Name of Each Exchange on Which
               to be so Registered            Each Class is to be Registered
               -------------------           --------------------------------

                       None                                None
            ---------------------------      --------------------------------


       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
                 --------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     (a)  Business Development.

          Wolfpack Corporation, a Delaware corporation (the "Company"), was formed on March 16, 1998 to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law ("DGCL"). On May 14, 1998, the Company formed Wolfpack Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (the "Subsidiary"), in order to effectuate and complete acquisitions of AAM Investment Council, Inc. ("AAM") and Dina Porter, Inc. ("Dina Porter"). (Unless expressly stated otherwise, all references to the Company hereinafter shall be deemed to include the Subsidiary. The acquisition of AAM hereinafter shall be referred to as the "AAM Acquisition" and the acquisition of Dina Porter hereinafter shall be referred to as the "Dina Porter Acquisition." Together the AAM Acquisition and the Dina Porter acquisition hereinafter shall be referred to as the "Acquisitions")

          On January 4, 1999, the Company and the Subsidiary entered into two acquisition agreements, one with AAM (the "AAM Acquisition Agreement") and the other with Dina Porter (the "Dina Porter Acquisition Agreement") (collectively the "Acquisition Agreements"). Under the terms of the Acquisition Agreements, the Company (i) acquired all of the issued and outstanding stock of AAM from the AAM shareholders in exchange for 1,000,000 shares of the Common Stock of the Company, and (ii) acquired all of the issued and outstanding shares of stock of Dina Porter from the Dina Porter shareholders in exchange for 1,000,000 shares of the Company's common stock, par value $.001 (the "Common Stock"). The shares of Common Stock issued to the shareholders of AAM and Dina Porter were issued pursuant to an exemption from the registration requirements of the
     Securities Act pursuant to Section 4(2).   As a result of the Acquisition,
     AAM, which was formed under Pennsylvania law on February 15, 1990, and Dina Porter, which was formed under North Carolina law on May 8, 1998 became the wholly-owned subsidiaries of the Company.

     (b)  Business of the Issuer.
     (1)  Principal Products or Services and their Markets.

     (i)  The Company.
          -----------

          The Company is a holding company, the principal assets of which consist of the capital stock of each of AAM and Dina Porter. The Company conducts no business on its own independent of AAM and Dina Porter.

     (ii)      AAM
               ---

          The business in which AAM engages is the provision of investment advisory services. AAM is presently inactive. Management has devoted the majority of its efforts to (i) developing its marketing philosophy and market strategy, (ii) obtaining new clients, (iii) pursuing and assembling a management team to complete its marketing goals, and (iv) obtaining sufficient working capital through loans and equity through private placement offerings. These activities have been funded by the Company's management and investments from stockholders. Among the services that AAM has offered since its formation by prior management in 1990 has been portfolio management designed to achieve unique investment objectives. AAM acts as a financial adviser to select companies in order to: (i) provide financial advice and consulting on an everyday basis according to a company's needs; (ii) analyze certain historical and pro forma financial information pertaining to the operation of a company; (iii) perform due diligence on a company, its industry, markets and operations as well as on the principals involved to the extent that AAM deems prudent; (iv) assist in the preparation of financial pro formas or other presentation documents to the extent requested by a client to assist in the structuring, negotiation, documentation and placement of financing; (v) use its best efforts to identify and contact qualified private, institutional and industry investors or their representatives regarding the financing and to make introductions regarding the same; (vi) under the direction of a client, advise and assist in the negotiations and structuring of such financing with potential investors; and (vii) assist in the closing of the financing with the potential investors. At the current time, AAM does not have the resources or personnel to assist a client in a large financial transaction. AAM does have the capabilities of assisting with structuring, negotiation, preparation of documentation, and placement of financing of a small to medium-size equity, debt or sub-debt raise in the range of one million dollars to thirty million dollars.

          AAM can service any size investment advisory client as long as such client has no more than ten portfolios. The ideal client of AAM has one to three portfolios and clearly defined investment objectives.

          The criteria that AAM looks for in selecting a client are those listed above and reiterated below:

          1. A small to medium-size client.

          2. A client looking for financial consulting assistance on a small to medium-size transaction. (Debt, equity or sub-debt raise)

          3. A small company that needs "Start-up" financial consulting assistance.

          4. An investment advisory client that has or is willing to create clearly defined investment objectives.

          5. An investment advisory client with one to three portfolios.

          Market for AAM's Services

          The market for AAM and the kind of companies that engage the services of AAM are the "start-up" and the small to medium-size company. They do not have to be in a specific industry, but they need to require financial consulting services such as:

          1. Provide financial advice and consulting on an everyday basis according to a company's needs.

          2. Analyze certain historical and pro forma financial information pertaining to the operation of a company.

          3. Perform due diligence on a company, its industry, markets and operations as well as on the principals involved.

          4. Assist in the preparation of financial pro formas or other presentation documents to the extent requested by a client to assist in the structuring, negotiation, documentation and for the offering.

          5. Use its best efforts to identify and qualify private, institutional and industry investors or their representatives regarding the financing and to make introductions regarding same.

          6. Under the direction of the client, advise and assist in the negotiations and structuring of such financing with potential investors.

          7. Assist in the closing of the financing with the potential investors.

          In the investment advisory business, AAM's clients are high net worth individuals, small companies or institutional investors.

          AAM's relationship with a client that needs financial advisory services with a specific transaction would generally last about three or four months, and AAM would get a specific fee only for completing the transaction. Usually, 1% of the total transaction for raising debt, 3% of the total transaction for raising sub-debt, and 5% of the total transaction for raising equity.

          For an investment advisory client that wants a specific portfolio structured and managed, AAM would charge fees to that client as follows:
     1/4 of 1% of the total
     assets per year for a debt portfolio, billed quarterly, or 3/4 of 1% of the total assets per year for an equity portfolio, billed quarterly. The investment advisory client could stay with AAM for a period as short as six months or indefinitely, depending on the client's objective.

          Expansion of AAM

          Mr. Coker is the sole employee of AAM and at the moment is integral to AAM's success. However, AAM is going to devote considerable time and efforts to recruiting highly-skilled and experienced individuals. Once recruited, AAM will compensate such individuals and provide incentives to encourage them to remain with AAM. AAM intends to hire one person within the next six (6) months at a yearly salary of approximately $75,000. Thereafter, AAM will evaluate its needs for additional personnel and hire such personnel accordingly.

          To date, AAM's investment advisory services have been limited. AAM is not registered with the Securities and Exchange Commission (the "SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") due to the exemption from such registration for investment advisers who have fewer than 15 clients in a twelve month period. The Company intends to expand AAM's investment advisory business and will register as an investment adviser under the Advisers Act, when it is required to do so.

     (ii) Dina Porter

          The business in which Dina Porter engages is the operation of a retail store which specializes in contemporary clothing, jewelry and fine crafts. Dina Porter specializes in contemporary clothing for women ranging from sizes XS to 3X and in fine gifts. Dina Porter carries clothing, gifts and crafts that are "Made in America". The clothing is unconstructed, offering maximum comfort, and is easy to care for, while using top fabrics such as linen, silk and chiffon. Dina Porter carries casual to wedding attire and certain lines can be custom ordered. Dina Porter carries over 100 lines of clothing, but only carries two or three items per style.

          In addition to clothing, Dina Porter carries a wide selection of accessories including scarves, hats, purses and limited edition jewelry. The scarves that Dina Porter carries are usually one-of-a-kind, hand painted silk. The jewelry carried consists of gold, silver, metal and modern art pieces. For fine gifts, Dina Porter offers table pieces of hand blown glass, clocks, hand-thrown pottery, perfume bottles, picture frames and kaleidoscopes. Dina Porter does carry one line of gifts that is an exception to the "Made in America" rule. That line is Halcyon Days, the English Battersea Boxes that are considered to be highly desirable as
     collectibles.   Halcyon Days handmade enamel boxes are imported from Great
     Britain. The manufacturer of the boxes was founded during the reign of Queen Victoria, and is located in Bilston, England. Each box is made of copper, covered in enamel, and then hand painted. The boxes are carried by some of the most prestigious retailers in the USA including Tiffany's, Neiman Marcus, Gumps, and Scully and Scully. Many of their editions are limited, and collectors seek outdated boxes as well as the year boxes (e.g., Mother's Day 1999, Valentine's Day 1999). Dina Porter provides a unique service by customizing the inside of these boxes.

           The market for Dina Porter is the upscale customer (primarily female) living in Raleigh, Chapel Hill, and Durham, North Carolina area (i.e., the Research Triangle) and also the tourists who come to the capital city of Raleigh. The clothing and fine crafts carried by Dina Porter are not usually available to other stores in the area, as the suppliers are smaller, more "mom and pop" vendors rather than large manufacturers. Thus, the customers who come to the store appreciate the fact that the items offered are not readily available elsewhere in the area. In addition, Dina Porter is focusing on increasing its sales through the Internet by way of its eleven (11) page web site.

          There are definite seasonal effects on sales due to the nature of the retail business. However, the mixture of hard goods (i.e., crafts) and soft goods (clothing) help minimize any downturn in economic cycles experienced by stores having only one or the other type of goods. For example, Christmas is not a peak season for clothing, whereas September through mid-November are, but by late November the hard goods pick up and help outweigh any downswings found in the clothing industry. Usually the worst two months of the year for retail sales are January and July, but that is typical throughout the retail industry.

          Susan H. Coker is the founder and full time employee of Dina Porter. She does the buying, ordering and is responsible for the daily operations. Her other employees often assist in the buying and focus on the selling part of the store, i.e., the customer contact.

          Dina Porter has conducted this line of business since its inception by Susan H. Coker in 1983 as a Pennsylvania sole proprietorship, in 1995 as a
     North Carolina sole proprietorship and as a North Carolina corporation in 1998. The Company plans to build Dina Porter's retail merchandising business by opening additional stores in the same geographic area and in other locations in North Carolina. Dina Porter intends to open an additional location in Chapel Hill, North Carolina within the next twelve
     (12) months, in a retail space of approximately 2,000 square feet. After opening the second location, Dina Porter and the Company will evaluate the possibility of opening additional branches in other parts of North Carolina. Dina Porter intends to pay no more than $20.00 per square foot and estimates that one time set-up costs will be approximately $25,000.

     (2)  Distribution Methods of the Products or Services.

          Prior to the AAM Acquisition, AAM's investment advisory services have been limited. AAM targeted only select clients via word of mouth and had fewer than 15 clients in a twelve month period. The Company intends to focus its efforts on enlarging its client base. Presently, AAM has, on the average three (3) to four (4) clients per year. Prior to the Dina Porter Acquisition, former management relied on local and Internet advertising, as well as "word of mouth". The Company seeks to expand the business of AAM and Dina Porter by increasing sales and marketing efforts to attain significant penetration into targeted areas.

           Dina Porter is constantly working on increasing sales in many directions. Their advertising budget increases yearly, and Susan Coker stresses the importance of customer retention with the sales staff. In the Spring of 1999, several in-house fashion shows were held, with a percentage of proceeds going to the charitable group that sponsored the show. These proved very successful and Dina Porter plans to continue them in the future. The web site is another way to expand, and Dina Porter will be one of two key retailers mentioned on Citysearch's retail page over the ten week period during the Fall/Winter 1999-2000 season. Dina Porter's semi-annual newsletter is mailed to over a 3,000 customer base and reminds customers of what is current in both fashion and crafts.

          The web site for Dina Porter is maintained by Susan H. Coker and her staff, in addition to backup provided by Citysearch.

          Once a customer contacts Dina Porter via E-mail (which is contained in the website) or by the "800" toll free number, the staff at Dina Porter discuss the customer's needs. If Dina Porter has what the customer wants, the merchandise is shipped directly to the customer via UPS (Dina Porter maintains an account with UPS, which comes twice daily). Dina Porter has purchased a digital camera in order to photograph merchandise and e-mail it to a customer for viewing.

          As most aspects of AAM's business will be dependent on highly skilled and experienced individuals, AAM will devote considerable efforts to recruiting and compensating such individuals and to providing incentives to encourage them to remain with AAM. Further, approximately sixteen and one-half (16.5%) percent of the proceeds derived from the March 26, 1999 private placement of the Company's common stock (the "Offering") have been targeted for sales and marketing efforts and approximately fifty-eight (58%) percent of the $271,500 raised by the Offering have been targeted for the acquisition and expansion of AAM and Dina Porter.

     (3) Status of any publicly announced new product or service.

          There have been no publicly announced new products or services by the Company, AAM or Dina Porter.

     (4) Competitive Business Conditions and the Company's Competitive Position in the Industry and Methods of Competition.

     (i)  The Company.
          -----------

          The Company is not aware of any competition that it may have from other holding companies. However, AAM and Dina Porter do have significant competition in their respective industries.

     (ii) AAM.
          ---

          AAM will encounter intense competition in all aspects of its business and will compete directly with many full service securities firms, a significant number of which (x) offer their customers a broader range of financial services including investment advisory services, (y) have substantially greater resources and (z) may have greater operating efficiencies. In addition, a number of firms offer investment advisory services which are incidental to their other services and do not charge any commission for this type of service. Moreover, there is substantial commission discounting by full-service broker-dealers competing for institutional and individual brokerage business. The possible increase of this discounting could adversely affect AAM.

          Other financial institutions, notably commercial banks and savings and loan associations, offer customers some of the services and products presently provided by investment advisers and securities firms. In addition, certain large corporations and banks have entered the securities industry by acquiring securities firms, which offer investment advice. While it is not possible to predict the type and extent of competitive services which banks and other institutions ultimately may offer to customers, AAM may be adversely affected to the extent those services are offered on a large scale.

     (iii)     Dina Porter.
               -----------

          The specialty retail industry is highly competitive and fragmented. Specialty retail means that the products offered are not available in lower to mid-end department stores or from mass merchandisers. The clothing and craft suppliers are usually smaller and create fewer products to sell at a higher price. This duality of a more limited quantity and higher price attracts the customer who prefers a more exclusive look and is willing to pay for the exclusivity. Dina Porter competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms. Dina Porter competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, store ambience, sales and marketing programs and value. Dina Porter competes for quality merchandise and assortment principally based on relationships with designer resources and purchasing power. Most of Dina Porter's competitors are larger and have greater financial resources than the

     Company. Certain of Dina Porter's merchandise resources have established competing free-standing retail stores in the same vicinity as Dina Porter.

     (5) Sources and Availability of Raw Materials and the Names of Principal Suppliers.

          None of the Company, AAM nor Dina Porter utilizes raw materials in its respective business. The closest comparison to the utilization of raw materials is the reliance by Dina Porter on designers of quality and fashionable merchandise. The Company has no guaranteed supply arrangements with its principal merchandising sources. The Company's success is dependent in part upon initiating and maintaining strong relationships with designers and that such designers will continue to meet Dina Porter's quality, style and volume requirements.

     (6) Dependence on one or a few major customers.

          Neither the Company nor Dina Porter depends on one or a few major customers. AAM, historically, has targeted only selected companies and has fewer than 15 clients in a twelve month period. At present AAM has 4 clients. The loss of 2 clients could have a material adverse effect on its business. However, the Company has targeted the build-up of the AAM client base as part of its business plan.

     (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

          None.

     (8) Need for any Government Approval of Principal Products or Services.

     (i)  The Company.
          -----------

          The Company is a holding company and does not need any Government approval of any principal products or services. It may be noted that effectiveness of this Form 10-SB and approval of Form 211 as filed with the NASD are prerequisites of the Company's common stock being quoted on the National Association of Securities Dealers Over The Counter Bulletin Board (the "Bulletin Board").

     (ii) AAM
          ---

          AAM is not presently awaiting any governmental approval for its services. Note that AAM is not registered with the SEC as an investment adviser under the Advisers Act due to the exemption from such registration for investment advisers who have fewer than 15 clients in a twelve month period. The Company intends to expand AAM's investment advisory business and will register as an investment adviser under the Advisers Act, when it is required to do so.

           Assuming that a determination is made that AAM is no longer exempt from registration under the Advisers Act, it will be required to register with the SEC and/or potentially with the state in which it is located or intends to conduct business. Jurisdiction over investment advisers is allocated between the states and the federal government based generally upon the amount of assets the investment advisor has under management.

          Benefits to a client of an investment advisor registering under the Advisers Act include the receipt of certain current audited financial information and other non-financial information. As a public reporting company, AAM already will be preparing audited financial statements and providing non-financial disclosure to the investing public. Therefore, AAM does not view the preparation and updating of the Form ADV to be an onerous responsibility.

          There is no requirement for investment advisers to pass any examination or to meet any qualification requirements based on training. However, all investment advisers are subject to restrictions against engaging in fraudulent, deceptive or manipulative acts or practices and such activities could result in the adviser being barred from registration or being subject to remedial sanctions after registration. To register, AAM would file a Form ADV in triplicate and submit with it a registration fee of approximately $150. As AAM would probably request the assistance of an attorney to complete this filing on its behalf, AAM anticipates incurring several hundred dollars in attorney's fees.

          Form ADV consists of a two part application which provides the SEC with information regarding the educational and business background and the business practices of the investment adviser and of those who control the investment adviser. An investment adviser must include an audited balance sheet with Form ADV where it (i) retains custody of client funds or securities or (ii) requires prepayment of advisory fees six months or more in advance and in excess of $500 per client.

          Within 45 days after Form ADV is filed, the SEC should grant registration or begin proceedings to deny the registration. Grounds for denial are where the SEC finds that the investment adviser has committed prohibited acts and, therefore, denial is in the public interest.

          In order for the investment adviser to remain in good standing, the Advisor's Act requires the investment adviser, among other things, to:

          1. keep Form ADV current by filing periodic amendments whenever any information previously reported becomes inaccurate;

          2. file a brief report on Form ADV-S within 90 days of the end of each fiscal year (along with an audited balance sheet when applicable); and

          3. comply with the "brochure rule" which requires most investment advisers to provide clients and prospective clients with information about the investment adviser's business practices and educational and business background. Part II of Form ADV can be used for this purpose.

          As previously stated, all investment advisers are subject to restrictions against engaging in fraudulent, deceptive or manipulative acts or practices. Registered investment advisers are subject to remedial sanctions including censure, limitations on their operations, suspension for a period not exceeding 12 months, and revocation for, among other things, willfully violating or aiding or abetting a violation of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Advisers Act.]

     (iii)     Dina Porter
               -----------

          Dina Porter does not need any Government approval of any principal products or services. It may be noted that a facility's operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Some of Dina Porter's personnel may be paid at rates based on the federal minimum wage. As a result, increases in the minimum wage may result in an increase in the Company's labor costs.

     (9)  Effect of Existing or Probable Governmental Regulations on the
Business.

          The business of AAM, the investment advisory industry and securities industry generally, are subject to extensive regulation at both the federal and state levels. Failure to comply with any of these laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon AAM as well as the Company. As previously stated, increases in the minimum wage may result in an increase in the Dina Porter's as well as the Company's labor costs.

     (10) Estimate of the amount spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of such activities are borne directly by customers.

          Since the Company's inception in 1998, the Company has incurred no research and development expense. Neither Dina Porter nor AAM has incurred corporate research and development expense since the Company's acquisition of them in January 1999. It may be noted that AAM incurs certain research expenses as a part of conducting its investment advisory services and passes these expenses along to its client. However, this type of daily activity is part of the very foundation of the service which AAM provides and should be differentiated from the research and development expenses incurred in overall technology or product development.

     (11) Costs and effects of compliance with environmental laws (federal, state and local).

          None of the Company, AAM nor Dina Porter is impacted directly by the costs and effects of compliance with environmental laws.

     (12) Number of total employees and number of full time employees.

          As of the date of this filing, the Company had no full-time employees. As of the date of this filing, AAM had one (1) full-time employee and Dina Porter had nine (9) employees, two (2) of whom are full-time and seven (7) of which are part-time.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The Company was formed on March 16, 1998, under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the general

[corporation law of the State of Delaware. The Company's principal assets consist of the assets of the Company's subsidiary, Dina Porter, Inc. and the revenues it receives through the sales of products through its one retail store. AAM is currently inactive with no revenues or operating expenses.

Development Stage Activities

     The following discussion relates to the results of our operations to date, and our financial condition:

The Company

     For the next 12 months, the Company plans to expand the operations of its two subsidiaries Dina Porter, Inc. and AAM. The expansion of the business of Dina Porter, Inc. includes (i) increasing its customer base by continuing its marketing efforts through direct mail and by opening additional stores in the same geographic area as well as in other locations in North Carolina; (ii) increasing its sources for inventory; and (iii) pursuing and assembling a management team to complete its marketing goals and to market limited quantities of expanded lines of merchandise.

     The Company's subsidiary, AAM, intends to act as a financial adviser and provide investment advisory services to select companies who have portfolios ranging in size from an ideal number of three to a practical limit of 10 and that have clearly defined investment objectives. At the moment, Mr. Coker is the sole employee of AAM and is integral to the success of AAM. However, AAM intends to devote considerable time and efforts to recruiting highly-skilled and experienced individuals. Once recruited, AAM will compensate such individuals and provide incentives to encourage them to remain with AAM. AAM is not registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") due to the exemption from such registration for investment advisers who have fewer than 15 clients in a twelve month period. The Company intends to expand AAM's investment advisory business and will register as an investment adviser under the Advisers Act, when it is required to do so.

     The Company anticipates that with the completion of its private placement offering, it will be in a position to complete its expansion activities. The Company anticipates that results of its operations may fluctuate for the foreseeable future due to several factors, including (i) whether and when new products will be successfully integrated and accepted by Dina Porter's present clientele and intended market, (ii) the continued market acceptance of current products, (iii) competitive pressures on pricing, and (iv) changes in the mix of products sold. Operating results would also be adversely affected by a downturn in the market for current products. Because the Company is continuing to increase its operating expenses for personnel and other general and administrative expenses, the Company's operating results would be adversely affected if its sales did not correspondingly increase. The Company's limited operating history makes accurate prediction of future operating results difficult or impossible. Although Dina Porter has experienced growth in recent years, there can be no assurance that, in the future, the Company will sustain revenue growth or remain profitable on a quarterly or annual basis or that its growth will be consistent with predictions made by securities analysts.

     The Company anticipates that its results of operations may fluctuate for the foreseeable future for AAM due to several factors, including (i) whether and when new services are successfully integrated and accepted by AAM's target market, (ii) market acceptance of initial and planned services, and (iii) competitive pressures on fees for services. Operating results also would be adversely affected by a downturn in the market for current products and services and volatility in the financial markets and changes in the regulated environment. Because the Company is continuing to increase its operating expenses for personnel and other general and administrative expenses, the Company's operating results would be adversely affected if its income did not correspondingly increase. The Company's limited operating history makes accurate prediction of future operating results difficult or impossible.

     AAM is a development stage enterprise with no activity for the year ended December 31, 1998 and for the six months ended June 30, 1999. During this period, management had devoted the majority of its efforts to (i) developing its marketing philosophy and market strategy, (ii) obtaining new clients for its services, (iii) pursuing and assembling a management team to complete its marketing goals, and (iv) obtaining sufficient working capital through loans and equity through private placement offerings. These activities were funded by the Company's management and investments from stockholders.

     Dina Porter is an operating entity with business operations going back to 1995 and with increased revenue for the year ended December 31, 1998 and for the six months ended June 30, 1999. During this period, management has devoted the majority of its efforts to (i) developing its marketing philosophy and market strategy, (ii) obtaining new customers for its products, (iii) enhancing its sources for inventory, (iv) pursuing and assembling a management team to continue the process of completing its marketing goals, (v) marketing its products, and (vi) obtaining sufficient working capital through loans and equity through private placement offering. These activities were funded by the Company's management and investments from stockholders.

Results of Operations

     Results of Operations for the year ended December 31, 1998 as compared to December 31, 1997.

     For the year ended December 31, 1998, AAM was inactive.

     For the year ended December 31, 1998, Dina Porter generated net sales of $672,619 as compared to $463,536 for the year ended 1997 for an increase of 209,083 or 45.1%. The Company's cost of goods sold for the year ended December 31, 1998 was $405,540 representing 60.3% as compared to $251,790 for the year ended December 31, 1997 representing 62.1%. The Company's gross profit on sales was approximately $267,079 or 39.7% for the year ended December 31, 1998 as compared to $211,746 for the year ended December 31, 1997 or 45.6%. The decrease in gross profit is the result of entering a period of reevaluation of the Company's sources of supply and changing retail prices to yield a higher gross profit.

     The Company's general and administrative costs aggregated approximately $251,938 for the year ended December 31, 1998 as compared to $219,220 for the year ended December 31, 1997 representing a increase of $32,718. This increase represents increased spending for advertising, sales help and increased costs of handling credit cards.

     Results of Operations for the six months ended June 30, 1999 as compared to the six months ended June 30, 1998.

     For the six months ended June 30, 1999, the Company generated net sales of $316,119 as compared to $285,455 for the six months ended June 30, 1998 representing an increase of $30,664 or 10.74%. The Company's cost of goods sold for the six months ended June 30, 1999 was $186,281 or 58.9% as compared to $177,952 or 62.3% for the six months ended June 30, 1998. The Company's gross profit on sales was $129,718 or 41.0% for the six months ended June 30, 1999 as compared to $107,503 or 37.7% for the six months ended June 30, 1998. The increase in gross profit is the result of increased sales for Dina Porter's lines of products resulting from increased advertising.

     The Company's general and administrative costs aggregated approximately $175,978 for the six months ended June 30, 1999 as compared to $109,294 for the six months ended June 30, 1998 representing an increase of $104,948. This increase represents increased spending for advertising, sales help and credit card cost of handling credit cards.

Liquidity and Capital Resources

     The Company increased cash by $152,652 from a balance of $132,070 at January 4, 1999 to $284,722 at June 30, 1999 through the process of receiving net cash from the sale of $244,027 in shares of common stock. The Company increased working capital by $150,891 from a balance of $233,928 at January 4, 1999 to $384,819.

     The Company expended an aggregate of $251,938 and $214,242 for operating expenses for the year ended December 31, 1998 and for the six months ended June 30, 1999 and expended $35,139 for a new vehicle for Dina Porter and a capital withdrawal of $7,500 while Dina Porter was operating as a sole proprietorship for the year ended December 31, 1998. Dina Porter expended $59,136 to increase inventory for the six months ended June 30, 1999.

     Management believes that it will be able to fund the Company through the proceeds of its private placement offerings and through positive cash flows from Dina Porter until such time as the Company has developed the business of AAM and is experiencing positive cash flows.

     Thereafter, if cash generated from operations is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.

Year 2000 Issues

     The Company has completed its assessment of Year 2000 compliance with respect to its products that are currently being sold to customers and has concluded that all significant products are compliant. With respect to third parties, the Company is in the process of identifying and contacting its significant suppliers to determine the extent to which the Company may be vulnerable to such third parties' failure to address their own year 2000 issues. As a result, the Company's assessment will be substantially dependent upon information provided by third parties. The Company expects to materially complete this assessment process by the third quarter of this fiscal year.
Based upon the Company's current estimates, additional out-of-pocket costs associated with its Year 2000 compliance are expected to be immaterial. Such costs do not include internal management time, which is not expected to be material to the Company's results of operations or financial condition.

     The Company believes that its most significant risk with respect to Year 2000 issues relates to the performance and readiness status of third parties. As with all manufacturing and wholesale companies, a reasonable worst case Year 2000 scenario would be the result of failures of third parties (including without limitation, governmental entities, utilities and entities with which the Company has no direct involvement) that negatively impact the Company's inventory supply chain or ability to provide products to customers or the ability of customers to purchase products, or events affecting regional, national or global economies generally. The impact of these failures cannot be estimated at this time; however, the Company is considering contingency plans to limit, to the extent possible, the financial impact of these failures on the Company's results of operations. Any such plans would necessarily be limited to matters over which the Company can reasonably control.

     Known trends, events or uncertainties that could be reasonably likely to have a material adverse effect on the businesses of Dina Porter , AAM and the Company and may thereby materially impact the Company's short-term or long-term liquidity and/or net sales, revenues or income from continuing operations are , as to Dina Porter: seasonality of sales and the continuation of inventory from present and future vendors at prices that will permit Dina Porter to operate at the current or improved gross profit levels; as to AAM: Federal Securities regulations that may effect the ability for AAM to complete its marketing strategy and a favorable environment in which AAM will conduct its consulting activities. The following is a detailed explanation of these trends, events, or uncertainties.

     1.   As to AAM.

          A.   Fluctuating Securities Volume and Prices

               AAM (and the securities industry in general) will be directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions.
     AAM (and the securities industry in general) will be subject to other risks, including customer fraud, employee errors or misconduct and litigation. In addition, price fluctuations may cause losses on securities positions, which AAM recommends.

          B.   Competition from Securities Firms

               AAM will encounter intense competition in all aspects of its business and will compete directly with many full services securities firms, a significant number of which offer their customers a broader range of financial services including investment advisory services, have substantially greater resources and may have greater operating efficiencies. In addition, a number of firms offer investment advisory services which are incidental to their other services and do not charge any commission for this type of service. Moreover, there is substantial commission discounting by full-service broker-dealers competing for institutional and individual brokerage business. The possible increase of this discounting could adversely affect AAM.

          C.   Competition from Banks

               Other financial institutions, notably commercial banks and savings and loan associations, offer customers some of the services and products presently provided by investment advisers and securities firms. In addition, certain large corporations and banks have entered the securities industry by acquiring securities firms, which offer investment advice. While it is not possible to predict the type and extent of competitive services which banks and other institutions ultimately may offer to customers, AAM may be adversely affected to the extent those services are offered on a large scale.

          D.   Potential Litigation

               Many aspects of AAM's business will involve substantial risks of liability, including exposure to substantial liability under federal and state securities laws in connection with the suitability of the advice given to clients and the risk of liability arising out of the activities of its employees. AAM may not be able to maintain an errors and omissions insurance policy insuring it against these risks. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages.

          E.   Personnel

               Most aspects of AAM's business will be dependent on highly skilled and experienced individuals. AAM will devote considerable efforts to recruiting and compensating those individuals and to providing incentives to encourage them to remain with it. Individuals associated with AAM may in the future leave it at any time to pursue other opportunities. An inability of AAM to compete with other companies in the same type of business as AAM in salary and benefits] could have an adverse impact on AAM's ability to attract and retain those personnel.

          F.   Regulation

               AAM's business, the investment advisory industry and securities industry generally, are subject to extensive regulation at both the federal and state levels. Failure to comply with any of these laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon the Company.

     2.  Risk Factors Relating to Dina Porter

          A. Sensitivity To Economic Conditions and Consumer Confidence

               The specialty retail industry is highly dependent upon the level of consumer spending, particularly among affluent customers, and may be adversely affected by an economic downturn, increases in consumer debt levels, uncertainties regarding future economic prospects, or a decline in consumer confidence. An economic downturn in the areas in which Dina Porter is located, could have a material adverse effect on Dina Porter's business and results of operations, and thereby effect the Company.

          B.  Changing Consumer Preferences

               Dina Porter's success depends in substantial part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although Dina Porter attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any failure by Dina Porter to identify and respond to such trends could have a material adverse effect on Dina Porter's business and results of operations.

          C. Dependence on Designer Resources

               Because Dina Porter offers high end apparel, the Company's success is dependent in part upon initiating and maintaining strong relationships with designers. The Company has no guaranteed supply arrangements with its principal merchandising sources. Accordingly, there can be no assurance that such sources will continue to meet Dina Porter's quality, style and volume requirements. The inability of Dina Porter to obtain quality and fashionable merchandise in a timely fashion could have a material adverse effect on Dina Porter's business and results of operations.

          D. Seasonality; Fluctuation in Quarterly Results

               The specialty retail industry is seasonal in nature, with a disproportionately high level of sales and earnings typically generated in the fall and holiday selling seasons. Working capital requirements and inventory fluctuate during the year, increasing substantially in the first quarter in anticipation of the holiday selling season. If actual sales for a quarter do not meet or exceed projected sales for that quarter, expenditures and inventory levels could be disproportionately high for such quarter and Dina Porter's cash flow and earnings for that quarter and future quarters could be adversely affected.

          E.   Competition

               The specialty retail industry is highly competitive and fragmented. Dina Porter competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms. Dina Porter competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, store ambience, sales and marketing programs and value. Dina Porter competes for quality merchandise and assortment principally based on relationships with designer resources and purchasing power. Most of Dina Porter's competitors are larger and have greater financial resources than the Company.

     It should be noted that The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this Form 10-SB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will be dependent on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, availability of trained personnel and changes in regulations. There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.


Item 3.   Description of Property.

     The Company, the Subsidiary and AAM maintain their executive and administrative offices at 17 Glenwood Avenue, Raleigh, North Carolina 27603. Dina Porter leases store space comprised of approximately 4,251 square feet in the Cameron Village Shopping Center, Daniels Street, Raleigh, North Carolina. The lease agreement for the premises is from a five year period from October 1, 1995 to September 30, 2000. As rent, Dina Porter presently pays the greater of
(i) the base minimum monthly rent of $4,989.33 or (ii) 6% of gross sales. In addition, Dina Porter pays its pro rata share of ad valorem property taxes on the premises, its pro rata portion of insurance and Cameron Village Merchants
Association marketing fund dues.   The annual rent for the premises paid by Dina
Porter from October 1, 1995 through September 30, 1999 is as follows:

      $54,355 for the year of October 1, 1995 through September 30, 1996. $56,194 for the year of October 1, 1996 through September 30, 1997. $58,033 for the year of October 1, 1997 through September 30, 1998. $59,872 for the year of October 1, 1998 through September 30, 1999.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          (a) Security Ownership of Certain Beneficial Owners.

          The following information relates to those persons known to the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Company outstanding.


                                Name and                                            Amount and
      Title of                 Address of                                           Nature of                  Percentage
       Class                Beneficial Owner                                   Beneficial Ownership             of Class*
--------------------      ---------------------                             --------------------------         -----------

 Common Stock, par         Peter L. Coker                                       1,000,000 shares/(1)/               20.08%
   value $.001 per share    12804 Morehead
                            Chapel Hill, North Carolina  27514-8443
                                                                                        Direct

 Common Stock, par         Susan H. Coker.                                        2,000,000 shares/(1)/
   value $.001 per share    12804 Morehead Chapel Hill, North Carolina
                               27514-8443
                                                                                         Direct                     40.17%

----------
*  Based on 4,977,875 shares issued and outstanding.
/(1)/ Mr. and Mrs. Coker own 1,000,000 shares of stock as tenants by the entirety.


          (b) Security Ownership of Management.

          The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:

                                        Name and                               Amount and
  Title of                             Address of                               Nature of                 Percentage
   Class                            Beneficial Owner                      Beneficial Ownership             of Class*
------------                     -----------------------                ------------------------       -----------------

 Common Stock, par               Peter L. Coker                           1,000,000 shares/(1)/             20.08%
    value $.001 per share         12804 Morehead
                                  Chapel Hill, North Carolina
                                    27514-8443                                   Direct

 Common Stock, par               Susan H. Coker.                          2,000,000 shares/(1)/
    value $.001 per share         12804 Morehead  Chapel Hill,
                                  North Carolina 27514-8443                      Direct                      40.17

  Common Stock, par              Ira A. Hunt, Jr.                                   0                          0%
   value $.001 per share         7102 Capitol View Drive
                                 McLean, VA 22101                                Direct

All Officer and Directors as
a Group (3 persons)                                                             2,000,000                     40.17%

----------

*  Based on 4,977,875 shares issued and outstanding.
/(1)/ Mr. and Mrs. Coker own 1,000,000 shares of stock as tenants by the entirety.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

     (a)  Directors and Executive Officers.

          The Directors and Executive Officers of the Company are as follows. Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board.

          Peter L. Coker, Sr., President, Treasurer and Director

          Mr. Coker, age 56, has held the offices of President and Treasurer, and has been a Director of the Company and Subsidiary since inception. Mr. Coker has been a Partner and Senior Managing Director of Capital Investment Partners, an investment banking firm located in Raleigh, North Carolina since June of 1996. Since November of 1979, he has also served as President, Director and shareholder of American Asset Management, Inc., an investment advisory firm located in New York, New York. Mr. Coker founded American Asset Management, Inc. in 1978. Mr. Coker served as President and Assistant Secretary of
          AAM since it was formed in February 1990  until June 1996. Mr.
          Coker currently acts as a consultant to American Asset Management
          Inc.  Mr. Coker is also a Director of Dina Porter, Inc.  Mr.
          Coker is currently a member of the Board of Directors of the following companies: Leading Edge Packaging, Inc. ("LEPI"), Remote Source Lighting International, Inc., Nations Page, Inc., Centennial Venture Partners, LLC, Persimmon IT, Bear Rock Foods, Inc., and North Carolina State University Foundation. Mr. Coker is also a member of the New York Society of Security Analysts.

          Susan H. Coker, Secretary and Director

          Mrs. Coker, age 56, has held the office of Secretary and] has been a Director of the Company and Subsidiary since inception. Mrs. Coker has been the President and a Director of Dina Porter, Inc. since it was organized in May 1998. Since February 1990, Mrs. Coker has served as Secretary and Treasurer and as sole Director of AAM. From September 1983 to January 1999, Mrs. Coker was the sole proprietor of Dina
     Porter, a clothing and gift store, first in Pennsylvania and from 1995 to January 1999, in North Carolina. Since May 1998, Mrs. Coker has held the office of President and has served as a Director of Dina Porter, Inc.

          Ira A. Hunt,  Jr., Director

          Mr. Hunt, age 74, has served as a director of the Company since September 1, 1998. Mr. Hunt has been self-employed as a management consultant since 1993. Mr. Hunt has served on the board of directors of Data Measurement Corp., Information Resources Engineering, American Multipleyer Corp., and Card

     Guard International, all public companies. Mr. Hunt received a B.S. in 1945 from the U.S. Military Academy, an MBA in 1958 from the University of Detroit, an MS in 1950 from the Massachusetts Institute of Technology, a Doctor of Business Administration in 1964 from George Washington University and a Doctor of University in 1954 from the University of Grenoble, France.

     (b)  Significant Employees.

          The participation of Peter L. Coker and Susan Coker in AAM and Dina Porter, respectively is significant to the success of each of AAM and Dina Porter as well as to the Company. The Company presently does not have an employment agreement with either of Peter Coker and Susan Coker.

     ( c) Family relationships.

          Peter L. Coker, Sr. and Susan H. Coker are married to each other.

     (d) Involvement in certain legal proceedings.

     None of the directors or officers of the Company, the Subsidiary, AAM and Dina Porter (i) have had any bankruptcy petitions filed by or against them,
(ii) have been convicted in a criminal proceeding or been subject to a pending criminal proceeding, (iii) have been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; nor (iv) have been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6.   Executive Compensation.

     None of the Company, the Subsidiary, AAM nor Dina Porter have commenced paying Susan Coker or Peter Coker any salary or fees.


Item 7.   Certain Relationships and Related Transactions.

     (a) Transactions where Key Company Members have a direct or indirect material interest.

          On January 4, 1999, the Company and the Subsidiary entered into the AAM Acquisition Agreement and the Dina Porter Acquisition Agreement. The terms of the Acquisition Agreements are identical in most respects. Under the terms of the

     Acquisition Agreements, the Company acquired all the issued and outstanding stock of AAM from the shareholders of AAM in exchange for 1,000,000 shares of the Common Stock of the Company, and acquired all the issued and outstanding shares of stock of Dina Porter from its shareholders in exchange for 1,000,000 shares of the Common Stock of the Company. The shares of Common Stock issued to the shareholders of AAM and Dina Porter were issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Section 4(2).

     (b)  Transactions with Promoters.

          None.


Item 8.   Description of Securities.

     (a)  Common Stock

          The Company is authorized to issue up to 25,000,000 shares of common stock, par value $.001 per share ("Common Stock"), of which 4,977,875 shares are outstanding on the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors.

          Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, and upon the liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

     (b)  Preferred Stock

          The Company is authorized to issue up to 5,000,000 shares of "blank check" preferred stock, par value $.001 per share ("Preferred Stock"), none of which are outstanding on the date hereof. The Board of Directors of the Company has to date not established the rights and preferences of the Company's Preferred Stock.

                                    PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a)  Market information.


          There is no public trading market on which the Company's common stock is traded. The Company will file a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quote of the Company's Common Stock on the Bulletin Board. The Company's 2,715,000 shares of Common Stock may trade on the Bulletin Board under the symbol "WOLF", if available. The 2,000,000 shares of Common Stock held by Peter Coker and Susan Coker can be sold pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended, after satisfying all holding periods and other requirements imposed by Rule 144.


          The 262,875 shares of the common stock that have been sold pursuant to the Rule 506 Offering, may be sold pursuant to Rule 144 after satisfying all holding periods and other requirements imposed by Rule 144.

     (b)  Holders.


          There are approximately eighty-one (81) record holders of common equity.

     (c ) Dividends.

          As of the date hereof, no cash dividends have been declared on the Common Stock. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. Under the DGCL, the Company may only pay dividends out of capital and surplus, or out of certain enumerated retained earnings, as those terms are defined in the DGCL. The payment of dividends on its common stock is, therefore, subject to the availability of capital and surplus or retained earnings as provided in the DGCL.

Item 2.   Legal Proceedings.

     None of the Company, AAM nor Dina Porter is party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding that is not routine litigation that is incidental to its business. It may be noted that many aspects of AAM's business will involve substantial risks of liability, including exposure to substantial liability under federal and state securities laws in connection with the suitability of the advice given to clients and the risk of liability arising out of the activities of its employees. AAM may not be able to maintain an errors and omissions insurance policy insuring it against these risks. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     None.


Item 4.   Recent Sales of Unregistered Securities.

          On January 4, 1999, the Company and the Subsidiary entered into two acquisition agreements, one with AAM (the "AAM Acquisition Agreement") and the other with Dina Porter (the "Dina Porter Acquisition Agreement") (collectively the Acquisition Agreements"). The terms of the Acquisition Agreements are identical in most respects. Under the terms of the Acquisition Agreements, the Company acquired all the issued and outstanding stock of AAM from the shareholders of AAM, Peter L. Coker, Sr. and Susan H. Coker, in exchange for 1,000,000 shares of the Common Stock of the Company/(1)/, and acquired all the issued and outstanding shares of stock of Dina Porter from its shareholder, Susan H. Coker in exchange for 1,000,000 shares of the Common Stock of the Company. The shares of Common Stock issued to the shareholders of AAM and Dina Porter were issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Section 4(2).

    (1) Mr. And Mrs. Coker own these 1,000,000 shares of stock as tenants by the entirety.

     In March 1999, the Company offered and sold 2,715,000 shares of its common stock, at a price of $0.10 per share, aggregating $271,500, pursuant to Rule 504 of Regulation D promulgated under the Act (the "Rule 504 Offering"). The offering closed on April 6, 1999. As part of the Rule 504 Offering, the Company issued to Kaplan Gottbetter & Levenson, LLP, 50,000 shares of the common stock in consideration for legal services valued at $5,000 or $.10 per share.


     Since June 1999, the Company has sold 262,875 shares of its common stock, aggregating $26,287.50 to fourteen (14) persons, two (2) of which purchased shares of the Company's common stock in the Rule 504 Offering. The shares of common stock are being offered and sold at a price of $.10 per share, pursuant to Rule 506 of Regulation D (the "Rule 506 Offering"). All the persons who have purchased shares of the Company's common stock in the Rule 506 Offering are aware that the shares are restricted under the Act and that the shares must be held indefinitely until the shares are registered under the Act or an exemption from registration is available. The Rule 506 Offering is ongoing and has not yet closed. However, the Company will not raise more than an aggregate of $1,000,000 between the Rule 504 Offering and the Rule 506 Offering.

Item 5.   Indemnification of Directors and Officers.

     The Company's Certificate of Incorporation contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.


                                    Part F/S

Financial Statements.


     The Company's Audited Financial Statements as of December 31, 1998 appear on pages F-1 to F-19 of this Form 10-SB. All such financial statements are incorporated by reference herein.

                               THOMAS P. MONAHAN
                          CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502


                                (973) 790-8775
                           Fax (973) 790-8845



To The Board of Directors and Shareholders of Wolfpack Corporation and subsidiaries


     I have audited the accompanying consolidated balance sheet of Wolfpack Corporation and subsidiaries as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wolfpack Corporation and subsidiaries as of December 31, 1998 and the results of its operations, shareholders equity and cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                                Thomas Monahan
                               --------------------------
                                Thomas P. Monahan, CPA



June 10, 1999
Paterson, New Jersey

                              WOLFPACK CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                                                  June 30, 1999
                                                   Dec. 31, 1998    Unaudited
                                                   -------------  --------------
                     Assets
Current assets
  Cash and cash equivalents                             $ 132,07      $ 284,722
  Inventory                                               60,367        119,503
  Prepaid expenses                                        57,091         28,545
                                                        --------      ---------
  Current assets                                         249,528        432,770

Property  and equipment-net                               43,811         39,611
Other assets
  Security deposits                                        5,500          5,500
                                                        --------      ---------
Total other assets                                         5,500          5,500
                                                        --------      ---------
Total assets                                            $298,839      $ 477,881
                                                        ========      =========

Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable                                      $ 15,600      $  42,951
                                                        --------      ---------

Stockholders' equity
Preferred stock - authorized 5,000,000 shares,
 $.001 per share each. At December 31, 1998 and
 June 30, 1999, there - 0- and -0- shares
 outstanding.                                             15,600         42,951
Common Stock authorized 20,000,000 shares,
 $0.001 par value each. At December 31, 1998
 and June 30, 1999, there are 2,000,000 and
 4,795,000  shares outstanding respectively.               2,000          4,795



Additional paid in capital                               281,165        522,397
Retained earnings                                             74        (92,262)
                                                        --------      ---------
Total stockholders' equity                               283,239        434,930
                                                        --------      ---------
Total liabilities and stockholders' equity              $298,839      $ 477,881
                                                        ========      =========

                              WOLFPACK CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                        For the six     For the six
                                           For the         For the      months ended    months ended
                                         year ended      year ended    June 30,1998    June 30, 1999
                                       Dec. 31, 1997    Dec. 31, 1998    Unaudited       Unaudited
                                       -------------    -------------  --------------  --------------

Revenue                                    $  463,536      $  672,619     $  285,455     $   316,119
Costs of goods sold                           251,790         405,540        177,952         186,281
                                           ----------      ----------     ----------     -----------
Gross profit                                  211,746         267,079        107,503         129,718
Operations:
  General and administrative                  219,220         251,938        109,294         214,242
  Non cash payment of legal fees                                                               5,000
  Depreciation                                  2,258           7,278          3,000           4,200
                                           ----------      ----------     ----------     -----------
  Total expenses                              221,478         259,216        112,294         223,442
Income (loss) from operations and              (9,732)          7,863         (4,791)        (93,724)
 before corporate income taxes
Other income
  Interest income                               4,270           3,013          1,112           1,388
                                           ----------      ----------     ----------     -----------
Total other income                              4,270           3,013          1,112           1,388
Net income                                 $   (5,462)     $   10,876     $   (3,679)    $   (92,336)
 (loss)                                    ==========      ==========     ==========     ===========

Net income (loss)  per share -basic            $(0.00)          $0.00         $(0.00)         $(0.02)
                                           ==========      ==========     ==========     ===========
Number of shares outstanding-basic          2,000,000       2,000,000      2,000,000      4,795,000]
                                           ==========      ==========     ==========     ===========

                              WOLFPACK CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY



                  Preferred  Preferred   Common    Common    Additional      Retained
      Date          Stock      Stock     Stock     Stock   paid in capital   earnings      Total
----------------  ---------  ---------  -------  --------  ----------------  --------    ----------
Issuance of             -0-       $-0-  2,000,000  $2,000         $281,165               $ 283,165
 shares for
 acquisitions
Net income                                                                          74          74
                                        ---------  ------         --------    --------   ---------
Balance                 -0-       $-0-  2,000,000  $2,000         $281,165    $     74   $ 283,239
 December 31,           ===       ====  =========  ======         ========    ========   =========
 1998
Balances 01-            -0-       $-0-  2,000,000  $2,000         $281,165    $     74   $ 283,239
 04-1999

Unaudited
Sale of shares                          2,795,000   2,795          276,705                 279,500
Offering                                                           (35,473)                (35,473)
 expenses
Net loss                                                                       (92,336)    (92,336)
                                        ---------  ------         --------    --------   ---------
06-30-1999              -0-       $-0-  4,795,000  $4,795         $522,397    $(92,262)  $434,930]
                        ===       ====  =========  ======         ========    ========   =========

                              WOLFPACK CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                              For the
                                                                                            six months      For the
                                                                                               ended       six months
                                                              For the          For the       June 30,        ended
                                                            year ended       year ended        1998      June 30, 1999
                                                          Dec. 31, 1997    Dec. 31,  1998    Unaudited     Unaudited
                                                          --------------   --------------   -----------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                              $(5,462)        $ 10,876     $ (3,679)        (92,336)
  Non cash payments - legal fees                                   2,258                                         5,000
  Depreciation                                                                      7,278        3,000           4,200
Adjustments to reconcile net income (loss) to net cash
  Inventory                                                       (7,235)          60,754      (15,622)        (59,136)
  Prepaid expenses                                                 5,700           28,716        2,000          28,546
  Accounts payable                                                27,279           15,600        6,200          27,351
                                                                 -------         --------     --------       ---------
TOTAL CASH FLOWS FROM OPERATIONS                                  22,540           65,792       (8,101)        (86,375)
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital withdrawal                                                               (7,500)
  Purchase of assets                                              (5,000)         (35,139)
                                                                 -------         --------
TOTAL CASH FLOWS FROM INVESTING                                   (5,000)         (42,635)
 ACTIVITIES
CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of stock                                                                                                279,500
  Offering expenses                                                                                            (35,473)
                                                                                                             ---------
TOTAL CASH FLOWS FROM FINANCING                                                                                244,027
 ACTIVITIES
NET INCREASE (DECREASE) IN CASH                                   27,540           30,653       (8,101)        152,652
CASH BALANCE BEGINNING OF PERIOD                                  71,980          101,417       99,520         132,070
                                                                 -------         --------     --------       ---------
CASH BALANCE END OF PERIOD                                       $99,520         $132,070     $ 91,419       $284,722]
                                                                 =======         ========     ========       =========

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


Note 1 -  Organization of Company and Issuance of Common Stock


     a.   Creation of the Company

     Wolfpack Corporation (the "Company") was formed under the laws of Delaware on March 16, 1998 and is authorized to issue 20,000,000 shares of common stock, $0.001 par value each and 5,000,000 shares of preferred stock, $0.001 par value each.


     b.   Description of the Company

     The Company was formed as a holding company for the acquisition of Wolfpack Subsidiary, Corp. which has two (2) subsidiaries Dina Porter, Inc.
and AAM Investment Council, Inc. Dina Porter, Inc. (Dina Porter) is a retail store which specializes in contemporary clothing, jewelry and fine crafts. AAM Investment Council, Inc. (AAM) was formed in on February 15, 1990 under the laws of Pennsylvania by Peter Coker and Susan Coker. AAM is an investment adviser, that offers portfolio management designed to achieve unique investment objectives.

     c.   Issuance of Shares of Common Stock

     On January 4, 1999, the Company issued 1,000,000 shares of common stock each to Susan Coker and Peter Coker in consideration for all of the issued and outstanding shares of common stock of Wolfpack Subsidiary, Corp. and its subsidiaries.

      As of June 30, 1999, the Company offered and sold 2,745,000 shares of common stock for an aggregate cash consideration of $274,500. The Company paid $40,473 as offering expense consisting of $35,473 in cash and issued 50,000 shares of common stock in consideration for an offset of $5,000 in legal expense. The shares of common stock were sold at $0.10 per share.


Note 2 - Summary of Significant Accounting Policies
         ------------------------------------------

     a.   Basis of Financial Statement Presentation

     The consolidated financial statements presented at December 31, 1998, reflect the reorganization of the Company on January 4, 1999 which consists of the financial statements of the Company at January 4, 1999, the balance sheet of AAM as of December 31, 1998 and the balance sheet of Dina

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998

Porter, Inc. as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the Company for period from inception, March 16, 1998, to January 4, 1999 and the statement of operations and cash flows of AAM and Dina Porter, Inc. for the years ended December 31, 1997 and 1998. Dina Porter was operated as a sole proprietorship for the year ended December 31, 1997 and 1998 and was reorganized into a corporation on January 4, 1999 as Dina Porter, Inc. for the purposes of this reorganization into the Company.

     The unaudited consolidated financial statements presented consist of the unaudited financial statements of the Company as at June 30, 1999 consisting of the balance sheets of the Company, AAM and Dina Porter as at June 30, 1999 and the related unaudited consolidated statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1998 and 1999 consist of the unaudited statements of operations, cash flows and stockholders' of the Company, AAM and Dina Porter. The unaudited statements of operations, cash flows and statements of stockholders' equity of Dina Porter for the six months ended June 30, 1998, reflect the transactions of Dina Porter while Dina Porter was operated as a sole proprietorship.

     b.  Cash and Cash Equivalents

     The Company treats cash equivalents which includes temporary investments with a maturity of less than three months as cash.

     c.   Revenue Recognition

     Revenue is recognized at the point of sale for products sold over the counter.

     d. Property and Equipment

     Depreciation of property and equipment is computed using the straight-line

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


method over five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

     Buildings                           31 years
     Furniture, Fixtures and Equipment   3 to 10 years
     Leasehold improvements              5 years

     Earnings Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("Statement No. 128"). Statement No. 128 applies to entities with publicly held common stock or potential common stock and is effective for financial statements issued for periods ending after December 15, 1997. Statement No. 128 replaces APB Opinion 15, Earnings per Share ("EPS"). Statement No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company such as common stock which may be issuable upon exercise of outstanding common stock options or the conversion of debt into shares of common stock. As of December 31, 1998 and June 30, 1999, there are no matters that would effect the number of shares of common stock outstanding.



     Shares used in calculating basic and diluted net income per share were as follows:


                                         Dec. 31, 1998       June 30, 1999
                                        --------------      ---------------
Shares used in calculating per share
amounts - Basic (Weighted average
common shares outstanding)                            2,000,000        4,795,000

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998



     f.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g.  Asset Impairment

     The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of.

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. There was no effect of such adoption on the Company's financial position or results of operations.

     h.   Significant Concentration of Credit Risk

     At December 31, 1998 and June 30, 1999, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0-which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

     i.   Recent Accounting Standards

     Accounting for Derivative Instruments and Hedging Activities
     ------------------------------------------------------------

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in
June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

     Accounting for the Costs of Computer Software Developed or Obtained for
     -----------------------------------------------------------------------
     Internal Use
     ------------

     In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

     j.   Unaudited financial information

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 1999 and the results of its operations and its cash flows for the six months ended June 30, 1998 and 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Note 3 - Transfer of Assets

     The Company was formed as a holding company for the acquisition of certain assets and operating entities through its subsidiary Wolfpack Subsidiary, Corp. which has two subsidiaries Dina Porter, Inc. and AAM Investment Council, Inc.

     The Company entered into an Agreement with Wolfpack Subsidiary, Corp. on January 4, 1999, pursuant to which the Company exchanged all the issued and outstanding shares of common stock of Wolfpack Subsidiary, Corp. and its subsidiaries for an aggregate of 2,000,000 shares of common stock of the Company. The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


   Note 4 - Related Party transactions

     a. Certain relationships

     Susan Coker and Peter Coker are officer's and directors of the Company, Wolfpack Subsidiary, Corp., Dina Porter and AAM.

   Peter Coker and Susan Coker are husband and wife.

     b.  Officer Compensation

     No officer or employee has received in excess of $100,000 compensation as of December 31, 1998 and June 30, 1999.

     c.   Capital Withdrawal

     For the year ended December 31, 1998, Susan Coker withdrew $7,500 cash from the Dina Porter, reducing Dina Porter's capital while Dina Porter was operated as a sole proprietorship.


Note 5 - Commitments and Contingencies

Lease Agreements

     On June 26, 1995, the Susan H. Coker d/b/a/ Dina Porter entered into a lease agreement for 4,251 square feet of retail space at The Cameron Village Shopping Center at 446 Daniel Street, Raleigh, North Carolina with an unrelated party for a period of 5 years beginning October 1, 1995 and ending September 30, 2000 for a rental of $4,530 per month. The lease requires a security deposit of $4,530. The amount of rent to be paid over the life of the lease is as follows:

               $54,355 per year October 1, 1995 through September 30, 1996 $56,194 per year October 1, 1996 through September 30, 1997 $58,033 per year October 1, 1997 through September 30, 1998 $59,872 per year October 1, 1998 through September 30, 1999 $61,711 per year October 1, 1999 through September 30, 2000

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


     The Company will pay its pro rata share of ad valorem property taxes on the premises. This will be paid monthly in advance based on estimates of costs for the year. The monthly amounts due for this space is $173.58 for property taxes and $63.76 for insurance. These amounts will be adjusted once a year to reflect the actual pro rata costs for the year.

     AAM occupies office space at 17 Glenwood Avenue, Raleigh, North Carolina 27603.

Note 6 - Inventory

     Inventory has been recorded at the lower of cost or market under the first-in first-out method. At December 31, 1998 and June 30, 1999, inventory of goods available for sale was $60,367 and $119,503 respectively.

Note 7 - Property and Equipment

     Property and Equipment for the Company consisted of the following at December 31, 1998:


                                                Accumulated
                                     Asset      Depreciation      Balance
                                    --------  ----------------  --------

          Vehicles................   $35,139           $ 5,020   $    30,119
          Furniture and fixtures..    16,444             6,826         9,618
          Leasehold Improvements..     7,358             3,284         4,074
                                     -------           -------   -----------
          Total...................   $58,941           $15,130   $    43,811
                                     =======           =======   ===========


     Property and Equipment for the Company consisted of the following at June 30, 1999:


                                            Accumulated
                                Asset       Depreciation           Balance
                               --------  -------------------  ------------------

     Vehicles................   $35,139      $        7,520      $       27,619
     Furniture and fixtures..    16,444      $        8,001      $        8,443
     Leasehold Improvements..     7,358               3,809      $        3,549
                                -------      ---------------     ---------------
     Total...................   $58,941              19,330              39,611
                                =======      ===============     ===============


                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998



Note 8 - Income Taxes
         ------------


     Prior to January 4, 1999, the Company's subsidiary, Dina Porter reported income and expenses as a sole proprietorship utilizing Form 1040 Schedule C and reflecting any profit and loss as a component of reportable income of Susan Coker on Form 1040. The Company's subsidiary AAM was inactive for the year ending December 31, 1998.


     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of June 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.


     The Company's effective tax rate on tax benefits differs from the expected federal tax rate as follows:

          Income tax benefit at statutory rate                                     $ 31,369
          Increase in valuation allowance                                          $(31,369)
                                                                                   --------
          Actual income taxes                                                      $    -0-

     The Components of the deferred tax assets and liabilities are as follows:

     Net operating loss available for carryforward                                 $ 31,369
                                                                                   --------
          Total deferred tax assets                                                $ 31,369
     Less valuation allowance                                                      $(31,369)
                                                                                   --------
          Deferred tax assets, net of valuation allowance                          $    -0-
                                                                                   ========

     At June 30, 1999, the Company had net operating loss carry forwards for Federal income tax purposes of $92,262. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998




     The Company recognized no income tax benefit for the loss generated for the year ended December 31, 1998 and for the six months ended June 30, 1999. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company's subsidiary AAM has yet to recognize any revenue from operations and Dina Porter will be expending greater amounts of cash to expand operations, increase cash expended for advertising, labor, and other pre-opening expenses to open new stores, the Company believes that a full valuation allowance should be provided.

Note 9 - Segment Information

     Segment information for the Company is as follows:

     On January 4, 1999, Dina Porter (a sole proprietorship) was reorganized into a corporation. The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis. Owner's equity for Dina Porter (a sole proprietorship) is as follows:

          Owner's equity January 1, 1998              $277,966
          Less capital withdrawal                       (7,500)
          Net profit                                    10,839
                                                      --------
          Balance owner's equity December 31, 1998    $281,305

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998



     The consolidated balance sheet for the Company at January 4, 1999 consists of the balance sheets of AAM as at December 31, 1998 and Dina Porter Inc. as at December 31, 1998 with the following components.


----------------------------------------------------------------------------------------------
                                        Balance Sheet
----------------------------------------------------------------------------------------------
                          Wolfpack                   Dina Porter                  Wolfpack
                         Corporation        AAM          Inc.                    Corporation
                         Dec. 4, 1999  Dec. 31, 1998  Jan. 4, 1999  Adjustments  Consolidated
----------------------------------------------------------------------------------------------
Current assets
Cash                        $-0-              $1,934      $130,136                   $ 132,070
Inventory                                                   60,367                      60,367
Prepaid expenses                                            57,091                      57,091
                                                          --------                   ---------
Total Current assets                           1,934       247,594                     249,528
Fixed assets                                                43,811                      43,811
Other assets                                                 5,500                       5,500
                                                          --------                   ---------
Total assets                $-0-              $1,934      $296,905                   $ 298,839
                         ============         ======      ========                   =========
----------------------------------------------------------------------------------------------
                            Liabilities and stockholders' equity
----------------------------------------------------------------------------------------------

Current liabilities
Accounts payable                                          $ 15,600                   $  15,600
                                                          --------                   ---------
Total liabilities                                           15,600                      15,600
Stockholders' equity
Preferred stock
Common stock                                   1,000         1,000                       2,000
Additional paid in
 capital                                         860       280,305                     281,165
Retained earnings                                 74                                        74
                                                                                     ---------
Total stockholders'
 equity                                        1,934       281,305                     283,239
                                              ------      --------                   ---------
Total liabilities and
 stockholders' equity       $-0-              $1,934      $296,905                   $ 298,839
                         ============         ======      ========                   =========
----------------------------------------------------------------------------------------------

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998



     The consolidated balance sheet of the Company at June 30, 1999 consists of the balance sheets of AAM as at June 30, 1999 and Dina Porter, Inc. as at June 30, 1999 with the following components:

---------------------------------------------------------------------------------------
                                     Balance Sheet
                                     June 30, 1999
---------------------------------------------------------------------------------------
                           Wolfpack            Dina Porter,                Wolfpack
                         Corporation     AAM      Inc.       Adjustments  Corporation
---------------------------------------------------------------------------------------

Current assets
Cash                        $200,763   $1,971      $ 82,023                   $ 284,757
Inventory                                           119,503                     119,503
Prepaid expenses                                     28,545                      28,545
                            --------               --------                   ---------
Total Current assets         200,763    1,971       230,071                     432,805
Fixed assets                                         39,611                      39,611
Other assets                                          5,500                       5,500
                                                   --------                   ---------
Total assets                $200,763   $1,971      $275,182                   $ 477,916
                            ========   ======      ========                   =========
---------------------------------------------------------------------------------------
                        Liabilities and stockholders' equity
---------------------------------------------------------------------------------------

Current liabilities
Accounts payable                                   $ 42,951                   $  42,951
                                                   --------                   ---------
Total liabilities                                    42,951                      42,951
Stockholders' equity
Preferred stock
Common stock                   2,795    1,000         1,000                       4,795
Additional paid in
 capital                     276,705      860       280,229                     557,794
Retained earnings            (78,737)     111       (48,998)                   (127,624)
                            --------               --------                   ---------
Total stockholders'
 equity                      200,763    1,971       232,231                     434,965
                            --------   ------      --------                   ---------
Total liabilities and
 stockholders' equity       $200,763   $1,971      $275,182                   $ 477,916
                            ========   ======      ========                   =========
---------------------------------------------------------------------------------------

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


----------------------------------------------------------------------------------------------
                             Consolidated Statement of Operations
                             For the year ended December 31, 1998
----------------------------------------------------------------------------------------------
                                                                                  Wolfpack
                                   Wolfpack              Dina                    Corporation
                                 Corporation   AAM   Porter, Inc.   Adjustments  Consolidated
----------------------------------------------------------------------------------------------
Revenue                               $-0-     $-0-      $672,619                    $672,619

Costs of goods sold                    -0-      -0-       405,540                     405,540
                                      ----     ----      --------                    --------

Gross profit                           -0-      -0-       267,079                     267,079

Operations:
General and administrative             -0-      -0-       251,938                     251,938
Depreciation                           -0-      -0-         7,278                       7,278
                                      ----     ----      --------                    --------
Total expenses                         -0-      -0-       259,216                     259,216

Income (loss) from operations          -0-      -0-         7,863                       7,863

Other income
  Interest income                                37         2,976                       3,013
                                               ----      --------                    --------
Total other income                               37         2,976                       3,013

Net income (loss)                     $-0-     $ 37      $ 10,839                    $ 10,876
                                      ====     ====      ========                    ========
----------------------------------------------------------------------------------------------

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998

-----------------------------------------------------------------------
                  Consolidated Statement of Operations
                 For the six months ended June 30, 1999
-----------------------------------------------------------------------

Revenue                          $    -0-         $316,119   $  316,119

Costs of goods sold                   -0-          186,281      186,281
                                 --------         --------   ----------

Gross profit                          -0-          129,718      129,718

Operations:
General and administrative         38,264          175,978      214,242
Non cash payments for legal
 services                           5,000                         5,000

Depreciation                                         4,200        4,200
                                 --------         --------   ----------
Total expenses                     43,264          180,178      223,442

Income (loss) from operations     (43,264)         (50,460)     (93,724)

Other income
  Interest income                     479              909        1,388
                                 --------         --------   ----------
Total other income                    479              909        1,388

Net income (loss)                $(42,785)  $-0-  $(49,551)  $  (92,336)
                                 ========   ====  ========   ==========
-----------------------------------------------------------------------

                                    PART III


Item 1.   Index to Exhibits.


     Exhibit No.                    Description
     -----------                    -----------

        2.1* Acquisition Agreement dated as of January 4, 1999 by and between Wolfpack Corporation, Wolfpack Subsidiary Corp. and AAM Investment Council, Inc.

        2.2* Acquisition Agreement dated as of January 4, 1999 by and between Wolfpack Corporation, Wolfpack Subsidiary Corp. and Dina Porter, Inc.

        3.1*             Certificate of Incorporation of Registrant

        3.2*             By-laws of Registrant

        10.1* Material Contracts (Lease dated April 20, 1995 by and between Dina Porter Gallery and York Properties, Inc.)

        21.              List of Subsidiaries of the Registrant

        27.              Financial Data Schedule (filed by EDGAR)

------------
* Previously Filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              WOLFPACK CORPORATION


Date:  September 22, 1999     By:  /s/ Peter L. Coker, Sr.
                                 -----------------------------------------------
                                     Peter L. Coker, Sr.
                                     President, Treasurer and Director


Date:  September 22, 1999     By:  /s/ Susan H. Coker
                                 ----------------------------------------------
                                       Susan H. Coker
                                       Secretary and Director